(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS A SENIOR MANAGEMENT CHANGE

Vancouver, British Columbia, March 23, 2022 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) today announces that Mr. Fausto Di Trapani, Galiano's Chief Financial Officer ("CFO") has informed the Company that he will be stepping down as CFO to pursue another opportunity.

Fausto will continue to serve as CFO until his departure in early May 2022 and will work during the coming weeks to ensure an orderly transition of his responsibilities. Following Fausto's departure the Company intends to appoint Matt Freeman, current SVP Finance as its new CFO, in line with the Company's succession plan.

"I want to thank Fausto for his contribution to Galiano over the past decade," said Matt Badylak, Galiano's President and Chief Executive Officer. "He has been instrumental in the financing, construction, operation and eventual joint venturing of the Asanko Gold Mine as well as managing the Company's finances. We appreciate Fausto's commitment to ensuring a smooth transition and wish him well in his new endeavor. Matt Freeman has a detailed understanding of all the financial aspects of our business and we look forward to having him as our new CFO in due course."

Enquiries:

Peter Lekich

VP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: peter.lekich@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The Company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.